June 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE
Washington, D.C. 20549

Attn: Laura Veator

Stephen Krikorian

Matthew Crispino

Larry Spirgel

Re:   Cellebrite DI Ltd.

Registration Statement on Form F-4

Dated May 17, 2021

File No. 333-256177

Ladies and Gentlemen:

On behalf of our client, Cellebrite DI Ltd., a company organized under the laws of Israel (the “Company”), we file herewith Amendment No. 1. (“Amendment No. 1”) to the above-referenced registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 17, 2021 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated June 14, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1.

Questions and Answers about the Proposals, page 8

1.	Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company has revised the disclosure on page 10 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 30, 2021

What will TWC Stockholders Receive in the Business Combination?, page 8

2.	Rather than repeating the formula for calculating the amount of cash and stock to be received by TWC stockholders, you should provide the approximate cash and stock that TWC stockholders will receive for each share of their TWC stock. You can provide different scenarios based upon differing redemption totals. To help TWC stockholders evaluate whether to seek redemption, provide a separate Q&A comparing the amount of cash to be received by those who seek redemption versus those who receive the merger consideration.

Response: The Company has revised the disclosure on page 9 of Amendment No. 1 in response to the Staff’s comment.

How do I Exercise My Redemption Rights?, page 12

3.	Please clarify whether public shareholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: TWC acknowledges the Staff’s comment and confirms that any public stockholders that redeem their shares will be permitted to retain all of their public warrants. TWC respectfully advises the Staff that TWC has not identified any material resulting risks from public shareholders choosing to redeem their shares and retain their warrants, even in a maximum redemption scenario. In response to the Staff’s comment regarding the impact of redemptions on the per share value of the shares owned by non-redeeming shareholders, TWC has revised the disclosure on pages 13 of Amendment No. 1.

Do Any of TWC’s Directors or Officers or Other Third Parties Have Interests in the Business

Combination..., page 15

4.	Please disclose whether the sponsor or any of the company’s officers and directors have fiduciary or contractual obligations, as well as any interest in, or affiliation with Cellebrite or its affiliates. If so, please clarify how the board considered these interests in negotiating and recommending the business combination.

Response: TWC acknowledges the Staff’s comment and confirms that prior to entering into discussions regarding the Business Combination, TWC and TWC’s sponsor had no pre-existing relationship with Cellebrite and its affiliates. Accordingly, none of the TWC sponsor, TWC, or any of TWC’s officers or directors has any fiduciary or contractual obligations or interest in or affiliation with Cellebrite or its affiliates. As a result, TWC’s board did not need to consider any such interests when negotiating and recommending the business combination.

U.S. Securities and Exchange Commission

June 30, 2021

5.	We note TWC’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted TWC’s search for an acquisition target.

Response: TWC acknowledges the Staff’s comment and confirms that the potential conflict of interest relating to the waiver of the corporate opportunities’ doctrine in the TWC charter did not impact TWC’s search for an acquisition target. TWC further confirms for the Staff that TWC was not prevented from reviewing any opportunities as a result of such waiver. The disclosure on pages 16 and 17 of the Amendment No. 1 has been revised in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 18

6.	You disclose that the sponsor and directors of TWC have agreed to vote all of their shares of TWC common stock in favor of the Business Combination. Since the business combination proposal requires only the affirmative vote of the majority of the votes cast by TWC stockholders, disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of TWC shares are present.

Response: The disclosure on page 23 of Amendment No. 1 has been revised in response to the Staff’s comment.

Redemption Rights, page 20

7.	We note that the Sponsor has agreed to waive its redemption rights with respect to any shares of TWC common stock it may hold. Please describe any consideration provided in exchange for this agreement.

Response: TWC respectfully advises the Staff that the referenced waiver of redemption rights was negotiated as part of the letter agreements entered into among TWC and the Sponsor, TWC’s officers and TWC’s directors at the time of TWC’s IPO in September 2020 and not in connection with the proposed transaction with Cellebrite. TWC confirms for the Staff that no consideration related to the proposed business combination with Cellebrite was provided to the Sponsor in exchange for entry into these letter agreements. The disclosure on pages 22 and 160 of Amendment No. 1 has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 30, 2021

If the PIPE Investments are not consummated and Cellebrite does not waive the Minimum Cash

Amount..., page 54

8.	Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include SWAG’s sponsors, directors, officers or their affiliates.

Response: TWC respectfully advises the Staff that, in its IPO, TWC, a Delaware corporation, sold units comprised of one share of TWC Class A common stock and one-third of one redeemable public warrant, and each TWC unit was sold at an offering price of $10.00 per unit. Due to the structure of the proposed business combination whereby TWC will end up as a subsidiary of Cellebrite, an Israeli company, the PIPE investment does not involve the sale of any PIPE shares by TWC. Instead, certain shareholders of Cellebrite agreed to sell 30,000,000 of their Cellebrite ordinary shares at a purchase price of $10.00 per Cellebrite ordinary share to certain accredited investors pursuant to share purchase agreements, a form of which has been filed as an exhibit to the registration statement. The shares of TWC Class A common stock that were part of the units sold by TWC in its IPO are distinct from the Cellebrite ordinary shares to be sold by shareholders of Cellebrite to PIPE investors pursuant to the share purchase agreements; the material distinctions between the Class A common stock of TWC and Cellebrite ordinary shares are described on page 262 of the registration statement. In response to the Staff’s comment regarding the PIPE investors, TWC advises the Staff that Adam H. Clammer, the chief executive officer of TWC, and James H. Greene, Jr., the chairman of TWC, have each agreed to purchase 500,000 shares for $5,000,000 on the same terms as each of the other PIPE investors. The disclosure on page 121 of Amendment No. 1 has been updated to reflect this information.

Risk Factors

Risks Relating to the Merger, page 54

9.	Please add a risk factor that discusses the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has revised the disclosure on pages 65 and 66 of Amendment No. 1 in response to the Staff’s comment.

TWC directors and officers may have interests in the Business Combination different from the interests of Public Stockholders, page 60

10.	Please highlight the risk that the sponsor may have been incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also, clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company has revised the disclosure on pages 62 and 63 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 30, 2021

Certain Material U.S. Federal Income Tax Considerations, page 121

11.	We note that the parties “intend” for the business combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free (with respect to the receipt of stock) to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your risk factor relating to the material tax consequences of the business combination (page 63) to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Response: The Company has revised the disclosure on page 127 of Amendment No. 1 in response to the Staff’s comment.

Industry Background, page 162

12.	We note reference in this section to Cellebrite’s 2021 Industry Trends Survey. Please briefly describe the parameters of the survey, including a discussion of the number of participants and how they were selected.

Response: The Company has revised the disclosure on page 169 of Amendment No. 1 in response to the Staff’s comment.

The Cellebrite DI platform, page 163

13.	Please provide support for your claims that Cellebrite’s Universal Forensic Extraction Device has become the industry standard in investigations, and that the reports produced by your collect, review, analyze, and manage solutions have become the standard in investigation and legal processes.

Response: The Company has revised the disclosure on pages 170 and 171 of Amendment No. 1 in response to the Staff’s comment.

Properties and Facilities, page 171

14.	Please file your material lease agreements as exhibits to your registration statement. Refer to Item 21 of Form F-4 and Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: The Company has included a summary of the lease agreement for its Israeli offices as Exhibits 10.6 and 10.7.

U.S. Securities and Exchange Commission

June 30, 2021

Contractual Obligations, page 175

15.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the disclosure on page 182 of Amendment No. 1 in response to the Staff’s comment.

Cellebrite’s Management’s Discussion and Analysis of Financial Condition and Result of Operations

Key Metrics, page 180

16.	Your disclosure of Adjusted EBITDA should be accompanied by the measure calculated using the most directly comparable GAAP measure. Please revise here and throughout your filing where you present Adjusted EBITDA. Refer to Regulation G.

Response: The Company has revised the disclosure on page 189 of Amendment No. 1 in response to the Staff’s comment.

17.	Provide a reconciliation of your Adjusted EBITDA measure to the most directly comparable GAAP measure. Refer to Regulation G.

Response: The Company has revised the disclosure on page 189 of Amendment No. 1, in response to the Staff’s comment, by adding a table which provides a reconciliation of Net Income to Adjusted EBITDA.

18.	Provide a statement disclosing the reasons why management believes that presentation of Adjusted EBITDA provides useful information to investors regarding the Company’s financial condition and results of operations. Refer to Item 10(e) or Regulation S-K.

Response: The Company has revised the disclosure on pages 189 and 190 of Amendment No. 1, in response to the Staff’s comment.

19.	Your disclosure indicates that your Adjusted EBITDA calculation includes an adjustment for deferred customer acquisition costs. Clarify what this adjustment represents and why you do not consider these costs normal, recurring cash operating expenses necessary to operate your business. Refer to Regulation G and the Division of Corporation Finance’s Non-GAAP Compliance and Disclosure Interpretation 100.01.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the presentation of Adjusted EBITDA so that it no longer adjusts for this item.

U.S. Securities and Exchange Commission

June 30, 2021

Key Factors Affecting Our Performance

Increase penetration within existing customers, page 180

20.	Please disclose the basis for your belief that you have 20% penetration of your existing customer base.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has removed the claim of 20% penetration of our existing customer base.

Cellebrite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of years ended December 31, 2020 and 2019, page 184

21.	Please disclose the number of Cellebrite’s customers, and customers by type (i.e., strategic, prime and private), for each period presented, as well as the percentage of revenue generated from each type.

Response: The Company respectfully advises the Staff that it believes the number of Cellebrite’s customers in each category is not a meaningful KPI by which to measure Cellebrite’s financial performance. Rather, the description of customer type is a way for Cellebrite to convey its business strategy and marketing focus. Cellebrite’s current growth strategy is aimed at large customers in terms of its marketing efforts and resource allocation because the Company expects such customers to generate higher revenues than other customers. Ultimately, the Company believes that the resulting revenues from each type of its customers is the most meaningful measure of its success.

22.	You state that the change in your subscription revenue was primarily due to an increase in new bookings, the expansion of your install base, and the adoption of your leading Collect & Review offering in a term-based license model instead of a perpetual license model. Please revise to quantify each of these factors. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835

Response: The Company has revised the disclosure on page 193 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 195

23.	You disclose that the unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” However, your disclosure on page 203 states that with respect to the statement of operations, adjustments are made to give pro forma effect to events that have a continuing impact on the results of the combined company following consummation of the business combination. Please clarify how this complies with Rule 11-02 of Regulation S-X.

Response: The Company has revised the disclosure on page 209 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 30, 2021

Description of Transaction, page 196

24.	You disclose that concurrently with the execution of the Business Combination Agreement, Cellebrite and the PIPE Investors entered into the Share Purchase Agreements providing for the purchase by the PIPE Investors at the Effective Time of an aggregate of 30,000,000 Cellebrite Ordinary Shares at a price per share of $10.00 for gross proceeds to existing Cellebrite shareholders of $300,000,000. Tell us why you have not included the shares issued and proceeds received in connection with the PIPE financing in any of your pro forma financial statements or calculations. Refer to Rule 11-01(a)(8) of Regulation S-X. In addition, please clarify whether this Agreements relates to the Forward Purchase Agreement disclosed on your page F-19. Explain why the Forward Purchase Agreement is not included in the pro forma financial information.

Response: The Company respectfully advises the Staff that no Cellebrite shares are expected to be issued as part of the Share Purchase Agreements between Cellebrite and the PIPE investors as these are shares that will be purchased from certain existing Cellebrite shareholders. In addition, the Forward Purchase Agreement referred to by the Staff was terminated in April 2021 prior to the signing of the business combination agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 210 of Amendment No. 1 to indicate that the Share Purchase Agreement provide for the purchase by the PIPE Investors, at the Effective Time, of an aggregate of 30,000,000 Cellebrite ordinary shares from certain existing Cellebrite shareholders.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 203

25.	You disclose that certain holders have the right to receive additional shares of Cellebrite Ordinary Shares if certain share price thresholds are achieved. Please clarify the holders that have these rights and whether any are employees that have continuing employment obligations. If so, tell us how you considered the provisions of ASC 718 in accounting for these shares. Please disclose the number of shares that holders have the right to receive, the share price thresholds that must be met, and the events upon which they are earned. Please also clarify the impact on your balance sheet and statement of operations if these shares are determined to be liabilities, both upon closing of the merger and in subsequent periods. Also tell us when you expect to complete your accounting analysis with respect to the treatment of these shares.

Response: The Company has revised the disclosure in Annex A-28 of Amendment No. 1 in response to the Staff’s comment, to describe in greater detail the Cellebrite Price Adjustment Shares arrangement.

The Company respectfully advises the Staff that following the Closing, each Company’s Shareholder (in accordance with its respective Pro Rata Share) has the right to receive additional shares of Cellebrite ordinary shares if certain share price thresholds are achieved. The issuance of such shares is not contingent on goods or services being provided by the recipient and no continuing employment obligations are to be met in order to be entitled to receive additional shares and as a result, this arrangement is not in the scope of ASC 718. The Company completed its accounting analysis with respect to the treatment of these shares and revised the Pro Forma financial information, presenting the Price Adjustment Shares as a liability at its estimated fair value based on Monte-Carlo valuation methodology.

U.S. Securities and Exchange Commission

June 30, 2021

Management Following the Merger

Directors and Director Nominees, page 208

26.	Please disclose if any of your directors were nominated or serve based on any arrangement or understanding with major shareholders. In this regard, we note that Mr. Utsumi is affiliated with SUNCORPORATION, your majority shareholder. Refer to Item 18 of Form F-4 and Item 6.A.5 of Form 20-F.

Response: The Company has revised the disclosure on page 225 of Amendment No. 1 in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management of Cellebrite, page 251

27.	In addition to disclosing the beneficial ownership of your sponsor and its affiliates, please also disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the sponsor has the right to acquire beyond 60 days.

Response: The Company has revised the disclosure on page 268 of Amendment No. 1 in response to the Staff’s comment.

28.	Please disclose the portion of each class of Cellebrite securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

Response: The Company has revised the disclosure on page 267 of Amendment No. 1 in response to the Staff’s comment.

Note 2 Summary of Significant Accounting Policies

J. Revenue Recognition, page F-35

29.	Clarify whether your term-based licenses are installed on the customer’s computers on premise, and whether the customer accesses any information from cloud solutions that you or third parties provide. If so, tell us how you considered any such cloud services in your determination that the license is distinct, and it is appropriate to recognize revenue at a point in time. Refer to ASC 606-10-25-21.

Response: The Company respectfully advises the Staff that its term-based licenses are installed on the customer’s computers on premise. The Company does not provide its customers with cloud solutions.

U.S. Securities and Exchange Commission

June 30, 2021

30.	Please further clarify the nature of the software updates and upgrades provided to customers and how you determined that they are distinct from the software license. Clarify if the updates modify the functionality of the software, or provide any content, security or other updates that are critical to the customer being able to obtain the ongoing functionality and intended utility of the software. As part of your response, clarify the frequency of the updates provided, the percentage of customers that regularly download them, and if the licenses are ever sold without the updates. In this regard, we note your disclosure on page 168 that the velocity of software updates creates a significant barrier for competitors and your research and development team delivers updated software within days of major operating system update releases. Refer to ASC 606-10-25-21.

Response: The Company respectfully advises the Staff that it generally sells its perpetual software license together with a service of updates and upgrades for a period of at least one year. Following this first sale term, the customers only purchase the service of software updates and upgrades for an additional term. In subscription sales, the Company sells a term-based license together with a service of updates and upgrades for a subscription period of at least one year. The customers generally renew the subscription (term-based license and upgrade and updates service) for an additional subscription term.

The nature of the Company’s software updates and upgrades is a stand-ready obligation to provide unspecified updates and upgrades when and if they are available. The Company’s updates and upgrades generally include minor changes to existing license version and updates to new license versions. The Company’s customers generally benefit evenly throughout the obligation period from the assurance that any such updates and upgrades, developed by the Company during the period, will be made available to them.

The Company believes that the software updates and upgrades are distinct from the software license, including both in perpetual sales and subscription sales, because the following criteria are met:

●	The software updates and upgrades are capable of being distinct. The Company’s customers receive benefit from software updates and upgrades together with the associated software license to which the service relates; and the initially delivered software license, either perpetual sales or subscription sales, is transferred before providing the unspecified updates and upgrades;

●	The two promises to provide the software licenses as well as the software updates and upgrades are separately identifiable;

●	The Company sells the initial software and provides future updates and upgrades that are independent from the initial software sale. Consequently, the Company believes that the license and the unspecified updates and upgrades are not highly interrelated or interdependent;

●	The promise to provide future updates and upgrades (i.e. subsequent to transfer of the initial software license), means that the Company is not providing a significant integration service to transfer a single, combined output that uses the initial license together with the updates and upgrades as inputs;

U.S. Securities and Exchange Commission

June 30, 2021

●	Many of the updates and upgrades that will be received during the course of a support period will not significantly modify the software – i.e. the update or upgrade may be minor. Frequently an update, upgrade or enhancement provided to the customer will not modify the customer’s instance of the software because the customer is not required to, and will not, install the updates and upgrades; and

●	The Company’s software is functional without updates and upgrades. The utility of the software is not significantly degraded after the license delivery if the updates and upgrades are not provided. This is evidenced by the frequency of the release of software updates and upgrades, which is between six and twelve times per year. As advised in page 168 of the F-4, our updates provide a technical advantage to our customers, yet the solutions are operable and functional even if not updated regularly, supported by the fact that the percentage of customers that generally download the updates and upgrades ranges from 55% to 70% within any three-month period. In many cases, customers do not download new versions because they do not see the value for them in the released updates/upgrades.

31.	Please further clarify the nature of the implementation services that your provide in connection with your software licenses and how you determined they are distinct performance obligations. Clarify if they modify or customize the software in any way. Please also clarify if you sell licenses to customers without implementation services and if the installation services can be performed by other providers. Refer to ASC 606-1-25-21.

Response: The Company respectfully advises the Staff that its implementation services generally consist of services of a non-complex implementation/installation of the Company’s products with the systems of its customers. Implementation services do not change the functionality of the licensed software – i.e. the Company’s implementation services do not involve changing or appending the underlying software code. Further, most Company’s products do not require implementation services, and when they do, the implementation services are not material and generally take between one to two days.

The Company believes that the implementation services are distinct from the software license, because the implementation services do not modify or customize the licensed software. Further, the software license and the implementation services are not inputs to a combined output. Furthermore, the software license and implementation services will not significantly affect each other, and therefore are not highly interrelated or interdependent. Additionally, the installation services in most cases can be performed by the customers’ own IT department.

32.	Your disclosure indicates that revenues related to other professional services are generally recognized over time and in certain cases at point in time upon satisfaction of the performance obligation. Please clarify your method of measuring progress toward satisfaction of the performance obligation and the factors you considered in determining this methodology. Refer to ASC 606-10-25-33.

Response: The Company respectfully advises the Staff that professional services revenues include implementation services, training and other advanced professional services.

U.S. Securities and Exchange Commission

June 30, 2021

●	Revenues from implementation services are recognized upon the completion of the service and together with the perpetual/term-based license, due to the short duration of the service (usually one to two days);

●	Training revenues are recognized over the course of the training; and

●	Advanced professional services are recognized upon the satisfaction of the Company’s performance obligations.

Note 5 Short-term deposits, page F-45

33.	Please further clarify the composition of your short-term deposits and restricted deposits, including the underlying investments. Also please quantify the portion that is restricted and describe the nature of the restrictions.

Response: The Company respectfully advises the Staff that the short-term deposits balance consists of bank deposits for a period of no longer than one year. The balance of restricted cash is approximately 2%-2.5% of our cash and cash equivalents of which the main portion is an amount held in escrow in the name of “ESOP Compensation” as determined as part of an IGP investment in 2019. This amount will be released from these restrictions upon the closing of the merger agreement.

Note 12 Shareholders equity and redeemable convertible preferred shares

d. Option Plan and RSU’s, page F-49

34.	Please revise your disclosure to include the fair value of your ordinary shares used in the determination of the fair value of your options and RSUs granted during each period presented. For options and RSUs granted within six months of the determination of the agreed fair value of your equity shares for purposes of the merger described in Note 23, please reconcile and explain any differences between the fair value of the ordinary shares determined on each grant date and the fair value determined in connection with the merger. Describe the objective evidence that supports your determination of the fair value of the underlying ordinary shares at each grant date and fully describe the assumptions utilized at these valuation dates that are significantly different than those used in the determination of the fair value of your equity shares for purposes of the merger.

Response: The Company has revised the disclosure on page F-67 of Amendment No. 1 acknowledges the Staff’s comment to disclose the fair value of ordinary shares used in determination of the fair value for options granted during each period presented.

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In addition, in response to the Staff’s comment, the table below sets forth information regarding the options granted by the Company in the period within six months of the determination of the agreed fair value of equity shares for the purposes of the merger:

Grant date	Type	Total Options Granted	Fair Market Value Per ordinary Share ($)
12/17/2020	Options	1,479,468	5.19

There were no grants of RSUs in the period referenced above.

The Company advises the Staff that it currently expects a price per ordinary share of $10.00 immediately following the Business Combination.

Given the absence of an active market for the ordinary shares, the Company’s Board of Directors (the “Board”) was required to estimate the fair value of the ordinary shares at the time each share-based compensation award was granted by the Company based upon several factors, including input from the Company’s management and third-party valuations. In addition, the Board took into consideration its assessment of additional objective and subjective factors that the Board believed were relevant and that may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the ordinary shares as of each grant date, including:

●	the Company’s business performance;
●	the valuation of publicly traded companies in the technology sector;
●	the lack of liquidity of the Company’s equity as a private company; and
●	the likelihood of achieving a liquidity event for the holders of the Company’s preferred shares and holders of the ordinary shares, such as an initial public offering (“IPO”)

The third-party valuation of the ordinary shares that the Board considered in making its determinations was prepared as of October 31, 2020 in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its ordinary shares.

In accordance with the Practice Aid, the Company used the probability weighted expected return method (“PWERM”) to allocate different potential equity values to its ordinary shares. Under PWERM, the value of a company’s ordinary shares is estimated based upon an analysis of future equity values assuming various scenarios. For each of the various scenarios, the equity value is estimated and the rights and preferences for preferred shareholder class are considered to allocate the equity value to ordinary shares. The ordinary share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting value of the ordinary shares is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. Once the estimated per share value of the ordinary shares derived from the PWERM is calculated, a discount for a lack of marketability (“DLOM”) may then be applied to account for the Company’s securities not being publicly traded. The DLOM is determined using an Asian protective put option model (“Finnerty Model”), in which an average-strike put option is used as a proxy for measuring discounts for a lack of marketability of securities. The Company used the PWERM to allocate value before applying a DLOM. The relative probabilities between the future exit scenarios were determined by management based on the information known to it and an analysis of performance and market conditions at the time, including then current IPO valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.

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The Company considered the following scenarios and allocated the probabilities indicated to them: IPO (45%), M&A (25%), remaining private (20%) and an overall downside scenario (10%). With the IPO and M&A scenarios, the Company considered a higher value and a lower value outcome.

Cellebrite assumed that in an IPO scenario, the Company’s equity value would be in the range of $1.5 billion to $2.0 billion. The Company had not yet had any substantive discussions with potential underwriters for an IPO. Cellebrite assumed that in an M&A scenario, the Company’s equity value would be in the range of $1.0 billion to $1.6 billion. These equity values were based on management’s estimates, understanding of market conditions and expectations for the Company.

The equity value of the Company in the remain private scenario was estimated using the income approach. The income approach estimates the fair value of a company based on the present value of the Company’s future estimated cash flows and its terminal value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows. This is referred to as the discounted cash flow (“DCF”) methodology. The application of this methodology resulted in an estimated equity value of the Company of $1.1 billion.

The equity value of the Company in the overall downside scenario was estimated at $350 million.

The equity value in each of the scenarios was allocated on a weighted average basis using the liquidation preference and residual equity values of the preferred stock and the value attributed to the Company’s options. A DLOM of approximately 15% was then applied to resulting per share ordinary share value (based on the Finnerty Model). Before applying the DLOM and weighting the likelihood of each scenario, the resulting fair value was determined to be $6.11 per ordinary share and $5.19 per ordinary share after DLOM.

The Company believes that the following factors contributed to the increase in the fair value of its ordinary shares between the grant date to the date of the Business Combination Agreement:

●	Valuations of technology companies generally in the market increased significantly over the period. For example, the Nasdaq 100 Technology Sector Index increased by 10% over that period.

●	The Company continued its strong growth trajectory.

●	The probability that the Company become publicly traded has increased due to the following:

1.	The Company held an organizational meeting with underwriters and other advisers to formally begin a potential IPO process in January 2021.

2.	The Company held initial meetings with potential SPAC companies with respect to a potential business combination transaction in January 2021.

3.	TWC shared a letter of intent and term sheet with respect to a proposed business combination between TWC and Cellebrite in January 2021.

14

Cellebrite DI Ltd. Financial Statements

Notes to Consolidated Financial Statements

Note 13 Net loss per share, page F-51

35.	Please clarify how your net basic and diluted loss per ordinary share used in the numerator is calculated. Provide a reconciliation of your net income/(loss) as reflected on page F-30 to the amount used in your numerator for each period presented, and fully explain the reconciling items.

Response: The Company respectfully advises the Staff that the difference between net income (loss) and net loss attributable to ordinary shareholders arise from adjustments for dividends on cumulative preferred shares earned during the period, as per ASC 260-10-45-11.

The table below sets forth a reconciliation of the net income (loss) to the net loss attributable to ordinary shareholders:

	Year ended December 31,
	2020	2019
Net income (loss)	5,781	(1,876)
Dividend attributable to preferred shareholders	15,125	8,163
Net loss attributable to ordinary shareholders	(9,344)	(10,039)

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Yossi Carmil, Chief Executive Officer, Cellebrite DI Ltd.